SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                       INNOVATIVE CARD TECHNOLOGIES, INC.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                    45733R100

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                                 (CUSIP Number)


                               NIMISH PATEL, ESQ.
                             Richardson & Patel, LLP
                         10900 Wilshire Blvd. Suite 500
                              Los Angeles, CA 90024
                                 (310) 208-1182


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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                October 19, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 7 Pages)

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                                  SCHEDULE 13D
CUSIP No. 69329P103                                           Page 2 of 7 Pages
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-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Mr. Paul Caland
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |X|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     France
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               1,000,000
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
              -----------------------------------------------------------------
               9.       Sole Dispositive Power

                        1,000,000
              -----------------------------------------------------------------
              10.       Shared Dispositive Power

                        0
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     1,000,000
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     5.6%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 53215R100                                           Page 3 of 7 Pages
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-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     St. Cloud Investments, Ltd.
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |X|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     British Virgin Islands
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               1,000,000
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
              -----------------------------------------------------------------
               9.       Sole Dispositive Power

                        1,000,000
              -----------------------------------------------------------------
              10.       Shared Dispositive Power

                        0
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     1,000,000
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     5.6%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
-------------------------------------------------------------------------------

Explanatory Note: Information set forth under each of the Items referenced below supplements the information set forth in the comparable items in Schedule 13D filed by St. Cloud Investments, Ltd. ("SCI") with the Securities and Exchange Commission ("SEC") on November 3, 2005.


Item 1. Security and Issuer.

      This statement on Schedule 13D relates to the shares of the common stock, par value $.001 per share ("Common Stock"), of Innovative Card Technologies, Inc. (the "Company"). The principal executive offices of the Company are located at 11601 Wilshire Blvd. Suite 2150, Los Angeles, CA 90025.

Item 2. Identity and Background.

(a) This statement on Schedule 13D is filed by Mr. Paul Caland, an individual ("Mr. Caland"), and St. Cloud Investments, Ltd., a corporation organized under the laws of the British Virgin Islands ("SCI"; together with Mr. Caland, the "Reporting Persons").

(b-c) SCI is a privately-held investment company incorporated under the laws of the British Virgin Islands. Mr. Caland is the majority shareholder of SCI and may be deemed to beneficially own the shares of Common Stock held of record by SCI. The address of the principal office of SCI is c/o Nomina Financial Services Ltd., Waldmannstrasse 8, P.O. Box 391, Zurich Switzerland CH-8024. The directors are Robert T. Tucker and Nancy Main. Mr. Tucker is a citizen of the United States, his principal occupation is an attorney and his business address is 17 Meadowlark Road, Rye Brook, New York 10573. Ms. Main is a citizen of the United States, her principal occupation is an attorney and her business address is 928 East Ojai Avenue, Ojai, CA 93023.

(d-e) During the last five years, neither Mr. Caland, SCI nor, to the best knowledge of SCI, the executive officers and directors of SCI has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Caland is a citizen of France and SCI is a corporation organized under the laws of the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration.

      On October 19, 2005, SCI received 1,000,000 units in consideration for $1,000,000. Each unit comprised of one share of restricted common stock and warrants convertible into .50 shares of restricted common stock.

Item 4. Purpose of Transaction.

      The shares were acquired by the Reporting Persons solely for investment purposes. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Persons now owns or hereafter may acquire.

      Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to be the beneficial owners of 1,000,000 shares of Common Stock, constituting approximately 5.6% of the outstanding shares of Common Stock (which calculation is based on 17,964,566 shares of Common Stock outstanding on October 24, 2005 as reported in the Company's Form 8-K filed on October 24, 2005 and the Company's form 10-QSB that was filed on August 15, 2005 and not including the assumed exercise of any warrants which are not exercisable within 60 days of the date hereof).

      Due to his position as the majority holder of the stock of SCI, Mr. Caland may, pursuant to the Act, be deemed to the be the beneficial owner of the Common Stock owned directly by SCI. To the best knowledge of the Reporting Persons, none of the executive officers and directors of SCI, other than Mr. Caland beneficially owns any Common Stock.

(b) SCI has the sole power to vote and dispose of the Common Stock. Mr. Caland, in his capacity as the majority holder of the stock of SCI, may be deemed to share power to vote or direct the vote and to dispose or to direct the disposition of the Common Stock.

(c) Except as set forth in Item 3, neither Mr. Caland, SCI, nor to the best knowledge of the Reporting Persons, the executive officers and directors of SCI has effected any transaction in the Common Stock in the past sixty
      (60) days.

(d) Except as set forth in Item 5(b), no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Except as set forth herein or in the Exhibits filed herewith, neither Mr. Caland, SCI nor, to the best knowledge of the Reporting Persons, the executive officers and directors of SCI, has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the Company's securities, finder's fees, joint ventures, loan or option arrangements, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: November 3, 2005                               ST. CLOUD INVESTMENTS, LTD.

                                                     By:  /s/ Nancy Main
                                                          ------------------
                                                          Nancy Main
                                                          Title: Director

                                                          /s/ Paul Caland
                                                          -------------------
                                                          Paul Caland

EXHIBIT A

                  JOINT FILING AGREEMENT AND POWER OF ATTORNEY

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended ("the Exchange Act"), the undersigned hereby agrees to the joint filing of the Statements referred to below on behalf of each of them of statements of beneficial ownership (collectively, "Statements") pursuant to Regulation 13D-G under the Exchange Act (including amendments to such Statements) with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of Innovative Card Technologies, a Delaware corporation, and that this Agreement be included as an Exhibit to such joint filing.

      Each of the undersigned Reporting Persons hereby constitutes and appoints Nancy Main, with full power of substitution, as the attorney-in-fact of the undersigned for the purpose of executing and filing all Statements to be filed by such Reporting Persons (including amendments thereto) with respect to the Common Stock. This Agreement and Power of Attorney may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement and Power of Attorney this 3rd day of November 2005.


                                             ST. CLOUD INVESTMENTS, LTD.
                                             By: /s/ Nancy Main
                                                 ---------------------
                                             Nancy Main
                                             Title: Director

                                             /s/ Paul Caland
                                             ------------------------
                                             Paul Caland